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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING


                        Commission File Number 000-28160


(Check One): |X| Form 10-K  |_| Form 20-F  |_| Form 11-K  |_| Form 10-Q
             |_| Form 10D |_| Form N-SAR |_| Form N-CSR

         For Period Ended: September 30, 2006

         |_| Transition Report on Form 10-K
         |_| Transition Report on Form 20-F
         |_| Transition Report on Form 11-K
         |_| Transition Report on Form 10-Q
         |_| Transition Report on Form N-SAR

         For the transition period ended: ___________________

         Read instruction (on back pages) Before Preparing Form. Please Print or Type.

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I -- REGISTRANT INFORMATION

FULL NAME OF REGISTRANT: Interactive Systems Worldwide Inc.

FORMER NAME IF APPLICABLE:

ADDRESS OF PRINCIPAL EXECUTIVE OFFICE (STREET AND NUMBER):
2 Andrews Drive, 2nd Floor

CITY, STATE AND ZIP CODE: West Paterson, New Jersey  07424-2672


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PART II -- RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)


|X|      (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
|X|      (b)   The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or
               portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Ford 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date;
               and
|_|      (c)   The accountant's statement or other exhibit required by Rule
               12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant hereby represents that it is unable to file its Annual Report on Form 10-KSB for the year ended September 30, 2006 within the prescribed time period without unreasonable effort or expense. The Registrant anticipates that the Form 10-KSB will be filed by no later than January 15, 2007, which is the first business day after the 15th calendar day (such 15th calendar day being a Saturday) following the date on which the Form 10-KSB was due.

         The Registrant requires additional time to determine whether certain software development costs incurred during the year ended September 30, 2006 meet the requirements for capitalization. The financial statements for the year ended September 30, 2006 cannot be finalized until this determination is completed. The Registrant believes that this process cannot be completed within the prescribed time period for filing its Annual Report on Form 10-KSB without unreasonable effort or expense.

PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                James McDade            (973)             256-8181
              ----------------         -------          ------------
                  (Name)             (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No


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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         The Registrant expects to report a decrease in net loss and net loss applicable to common shareholders for 2006 as compared to 2005. The anticipated decrease in net loss is primarily due to a decrease in interest expense, from $885,000 in 2005 to $2,000 in 2006, due to a decrease in the Registrant's outstanding Debentures, which have been satisfied primarily through the issuance of shares of the Registrant's common stock. 2005 net loss was $5,822,000.

         In connection with the issuance of the Series B Convertible Preferred Stock ("Series B") in November 2004 and Series C Convertible Preferred Stock ("Series C") in August 2005, the Company recorded a dividend to Series B and Series C shareholders of $1,329,000, representing the beneficial conversion feature resulting from the difference between the effective conversion price and the quoted market price of the Registrant's common stock on the date of issuance. The anticipated decrease in net loss applicable to common stock is primarily due to a decrease in interest expense (as described above) coupled with the beneficial conversion feature in connection with the issuances of the Series B and Series C Preferred Stock in 2005. 2005 net loss applicable to common stock was $7,314,000. A reasonable estimate of 2006 net loss and net loss applicable to common stock cannot be given until (as described above) a determination can be made of whether certain software development costs incurred in 2006 meet the requirements for capitalization.

                       INTERACTIVE SYSTEMS WORLDWIDE INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: December 28, 2006                   By: /s/ James McDade
                                              ----------------------------------
                                              Chief Financial Officer